                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                             (AMENDMENT NO. _____)(1)

                             THE MAXIM GROUP, INC.
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                                (Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
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                         (Title of Class of Securities)

                                  820286-10-2
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                                 (CUSIP Number)

                            Bennie M. Laughter, Esq.
                 Vice President, Secretary and General Counsel
                             Shaw Industries, Inc.
                 616 East Walnut Avenue, Dalton, Georgia 30720
                                 (706) 275-1018
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 1998
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


----------------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  820286-10-2                 13D               PAGE 2 OF 10 PAGES
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

                                                   SCHEDULE 13D
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
   1      NAME OF REPORTING PERSON

               Shaw Industries, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 58-1032521
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [_]
                                                                                                (b) [_]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS*
                     OO

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                  [_]
          PURSUANT TO ITEMS 2(d) or 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Georgia

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                              7     SOLE VOTING POWER

                                     3,150,000**
                            -------------------------------------------------------------------------------
          SHARES              8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    - 0 -
                            -------------------------------------------------------------------------------
          EACH                9     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     3,150,000**
           WITH
                            -------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                     -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,150,000**
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                            [_]
          SHARES*

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.38% after giving effect to the consummation of the transactions described herein***
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   14     TYPE OF REPORTING PERSON *

          CO
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                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!




------------------------------
** Acquisition of such shares is conditioned upon the occurrence of certain events specified in the Merger Agreement (as hereinafter defined) incorporated by reference as Exhibit 99.1 to this Schedule 13D.

*** As of June 23, 1998, there were 16,079,677 shares of Common Stock of the Issuer issued and outstanding.

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CUSIP NO.  820286-10-2                 13D               PAGE 3 OF 10 PAGES
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ITEM 1.    SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the common stock, $.0001 par value per share (the "Common Stock"), of The Maxim Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 210 TownPark Drive, Kennesaw, Georgia 30144.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Shaw Industries, Inc., a Georgia corporation ("Shaw").

         (b) The address of the principal office and principal place of business of Shaw is 616 East Walnut Avenue, Dalton, Georgia 30720. As its principal business, Shaw manufactures and sells carpeting and rugs throughout the United States, the United Kingdom, Australia and Mexico, and exports to Canada and many other countries. Shaw designs and manufactures approximately 2,600 styles of tufted and woven carpet for residential and commercial uses.

         (c) Set forth in Schedule I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Shaw's directors and executive officers as of the date hereof. Each such person listed on Schedule I is a citizen of the United States. During the past five years, neither Shaw nor, to Shaw's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) During the past five years, neither Shaw nor, to Shaw's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS.

       Pursuant to an Agreement and Plan of Merger dated as of June 23, 1998 (the "Merger Agreement") among Shaw, the Issuer, CMAX Acquisition, Inc. ("Subsidiary") and Shaw Carpet Showplace, Inc. ("Target"), and subject to the conditions set forth therein (including federal regulatory approvals), Subsidiary will be merged (the "Merger") with and into Target in accordance with the Merger Agreement. Target will continue to exist as the surviving corporation to the Merger and a wholly owned subsidiary of the Issuer. Under the terms of the Merger Agreement, at the effective time of the Merger, the Issuer will issue to Shaw, as part of the Merger consideration, 3,150,000 shares of Common Stock. In connection with the Merger, and as a condition to the consummation thereof, Shaw and the Issuer will enter into a Shareholder's Agreement pursuant to which, among other things, Shaw will agree for a period of one year following the effective time of the Merger not to acquire in excess of 25% of the outstanding Common Stock of the Issuer and the Issuer will grant to Shaw certain registration rights with respect to the 3,150,000 shares of Common Stock to be acquired in the Merger.

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CUSIP NO.  820286-10-2                 13D               PAGE 4 OF 10 PAGES
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         The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, Shaw will acquire the 3,150,000 shares of Common Stock of the Issuer upon and as a result of the acquisition by the Issuer of Target in the Merger of Subsidiary with and into Target.

         The Merger Agreement contains customary representations and warranties on the part of Shaw, the Issuer, Target and Subsidiary, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by federal regulatory agencies.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j) Other than as described in the Merger Agreement, Shaw currently has no plans or proposals which relate to, or would result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, except that Shaw may acquire additional shares of the Common Stock of the Issuer but in no event will Shaw acquire in excess of 25% of the outstanding Common Stock of the Issuer in the one-year period following the effective time of the Merger.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) - (b) Upon consummation of the Merger, Shaw will own beneficially and of record 3,150,000 shares of Common Stock, representing 16.38% of the issued and outstanding shares of Common Stock of the Issuer as of June 23, 1998. At the effective time of the Merger, Shaw will have sole voting and dispositive power over such shares.

         To Shaw's knowledge, no shares of Common Stock of the Issuer are beneficially owned by any of the persons named in Schedule I.

         (c)      Neither Shaw, nor, to Shaw's knowledge, any person named in
Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days.
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CUSIP NO.  820286-10-2                 13D               PAGE 5 OF 10 PAGES
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         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Other than as described herein, to Shaw's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Shaw or any of the persons named in Schedule I and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]
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CUSIP NO.  820286-10-2                 13D               PAGE 6 OF 10 PAGES
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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit No.       Description
                  -----------       -----------
                    99.1            Agreement and Plan of Merger, dated June
                                    23, 1998, among The Maxim Group, Inc., CMAX
                                    Acquisition, Inc., Shaw Industries, Inc.,
                                    and Shaw Carpet Showplace, Inc., and forms
                                    of Subordinated Promissory Note and
                                    Shareholder's Agreement attached thereto as
                                    Exhibits B and C, respectively.
                                    [Incorporated by reference to Exhibit 99.1
                                    to Shaw's Current Report on Form 8-K dated
                                    June 26, 1998 (File No. 1-6853).]

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CUSIP NO.  820286-10-2                 13D               PAGE 7 OF 10 PAGES
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 1, 1998               SHAW INDUSTRIES,  INC.


                                   By:  /s/ Bennie M. Laughter
                                       -------------------------------------
                                       Bennie M. Laughter
                                       Vice President, Secretary and General
                                       Counsel

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CUSIP NO.  820286-10-2                 13D               PAGE 8 OF 10 PAGES
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                                   SCHEDULE I


NAME OF SHAW
DIRECTOR OR EXECUTIVE                PRINCIPAL OCCUPATION                      NAME AND
OFFICER                              OR EMPLOYMENT                             BUSINESS ADDRESS
----------------------               --------------------                      ----------------
J. C. Shaw                           Chairman Emeritus                     Shaw Industries, Inc.
                                                                           616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

Robert E. Shaw                       Chairman and Chief Executive          Shaw Industries, Inc.
                                     Officer                               616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

W. Norris Little                     President and Chief Operating         Shaw Industries, Inc.
                                     Officer                               616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

William C. Lusk, Jr.                 Retired                               c/o Shaw Industries, Inc.
                                                                           616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

Thomas G. Cousins                    President - Cousins Properties        Cousins Properties Incorporated
                                     Incorporated                          2500 Windy Ridge Parkway
                                                                           Suite 1600
                                                                           Atlanta, Georgia 30339

S. Tucker Grigg, Jr.                 Manufacturer of  Advertising and      NRI
                                     Marketing Displays, Furniture and     119 Shockoe Slip
                                     Bedding                               Richmond, VA 23219

Robert R. Harlin                     Partner, Powell, Goldstein, Frazer    Powell, Goldstein, Frazer & Murphy LLP
                                     & Murphy LLP                          191 Peachtree Street, N.E.
                                                                           Atlanta, Georgia 30303

Robert J. Lunn                       Managing Director of Lunn             Lunn Partners
                                     Partners, LLC                         The Rookery
                                                                           209 S. LaSalle Street
                                                                           Chicago, IL

J. Hicks Lanier                      Chairman and Chief Executive          Oxford Industries, Inc.
                                     Officer of Oxford Industries, Inc.    222 Piedmont Avenue, NE
                                                                           P. O. Box 54600
                                                                           Atlanta, Georgia 30308

R. Julian McCamy                     Real Estate Developer                 3469 Knollwood Drive, NW
                                                                           Atlanta, Georgia 30305

Vance D. Bell                        Vice President, Marketing             Shaw Industries, Inc.
                                                                           616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

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CUSIP NO.  820286-10-2                 13D               PAGE 9 OF 10 PAGES
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
NAME OF SHAW
DIRECTOR OF EXECUTIVE                PRINCIPAL OCCUPATION                  NAME AND
OFFICER                              OR EMPLOYMENT                         BUSINESS ADDRESS
---------------------                --------------------                  ---------------------
Kenneth G. Jackson                   Vice President and Chief Financial    Shaw Industries, Inc.
                                     Officer                               616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

Carl P. Rollins                      Vice President, Administration        Shaw Industries, Inc.
                                                                           616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

Bennie M. Laughter                   Vice President, Secretary and         Shaw Industries, Inc.
                                     General Counsel                       616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

Douglas H. Hoskins                   Controller                            Shaw Industries, Inc.
                                                                           616 East Walnut Avenue
                                                                           Dalton, Georgia 30720

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CUSIP NO.  820286-10-2                 13D               PAGE 10 OF 10 PAGES
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                                 EXHIBIT INDEX




         Exhibit No.               Description


            99.1 Agreement and Plan of Merger, dated June 23, 1998, among The Maxim Group, Inc., CMAX Acquisition, Inc., Shaw Industries, Inc., and Shaw Carpet Showplace, Inc., and forms of Subordinated Promissory Note and Shareholder's Agreement attached thereto as Exhibits B and C, respectively. [Incorporated by reference to Exhibit 99.1 to Shaw's Current Report on Form 8-K dated June 26, 1998 (File No. 1-6853).]